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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO.2)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                              (Name of the Issuer)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                       (Name of Person Filing Statement)

ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES B ($25 PAR VALUE), CUSIP NO.
                                  745332 78 3
         4.70% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 20 5
         4.84% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 30 4
                (Title and CUSIP Number of Class of Securities)
                                  ____________

                                DONALD E. GAINES
                                   TREASURER
                            PUGET SOUND ENERGY, INC.
                            411 - 108TH AVENUE N.E.
                        BELLEVUE, WASHINGTON  98004-5515
                                 (425) 454-6363
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)
                                  ____________

                                   COPIES TO:
                                   ANDREW BOR
                                  PERKINS COIE
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                                  ____________

This Statement is filed in connection with:
  a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b. [_] The filing of a registration statement under the Securities Act of 1933.
  c. [X]  A tender offer.
  d. [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]
                                  ____________

                           CALCULATION OF FILING FEE
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        Transaction Valuation(1)                         Amount of Filing Fee
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
             $ 45,323,015                                     $ 9,065
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(1) Determined in accordance with Section 13(e)(3) of the Securities Exchange
    Act of 1934, as amended, and Rule 0-11(b)(1) thereunder. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 13E-3, that the issuer purchases all outstanding shares of its
    (a) Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value) ("Adjustable Rate Preferred") at $25.625 per share, net to the seller in cash, (b) 4.70% Preferred Stock ($100 par value) ("4.70% Preferred") at $89.32 per share, net to the seller in cash, and (c) 4.84% Preferred Stock ($100 par value) ("4.84% Preferred") at $91.51 per share, net to the seller in cash. As of the date hereof, 1,401,500 shares of Adjustable Rate Preferred, 56,215 shares of 4.70% Preferred and 47,956 shares of 4.84% Preferred are issued and outstanding.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $9,065            Filing party: Puget Sound Energy, Inc.
Form or registration no.: Schedule 13E-4  Date filed:  July 11, 1997
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 ITEM 16.  ADDITIONAL INFORMATION

     The Offer to Purchase, dated July 11, 1997 (the "Offer"), of Puget Sound Energy, Inc. ("PSE") expired on August 8, 1997. The number of shares of each series of Preferred Stock tendered pursuant to the Offer and accepted for purchase by PSE is set forth opposite the name of such series below.

        Series                                         Shares Tendered
        ------                                         ---------------

Adjustable Rate Cumulative Preferred Stock,             1,181,994
  Series B ($25 par value)

4.70% Preferred Stock ($100 par value)                     51,854

4.84% Preferred Stock ($100 par value)                     33,128
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                                   SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              PUGET SOUND ENERGY, INC.


                              By /s/ Donald E. Gaines
                                 -----------------------------------------
                                 Donald E. Gaines
                                 Treasurer


Dated:  August 19, 1997